Exhibit 4.1

PROMISSORY NOTE

$7,714,000	September 7, 2012

FOR VALUE RECEIVED, Axesstel, Inc., a Nevada Corporation (“Axesstel”), promises to pay to Wistron Neweb Corporation, a Taiwanese corporation (“WNC”), at the principal offices of WNC, or such other place as WNC may from time to time designate, in lawful money of the United States, the principal sum of Seven Million Seven Hundred and Fourteen Thousand Dollars ($7,714,000), on the terms set forth in this Promissory Note (“Note”).

1. Principal. Principal under this Note shall be payable in monthly installments of Fifty Thousand Dollars ($50,000) per month on or before the 25th day of each calendar month until paid in full. In addition, on or before March 31 of each year while this Note is outstanding, Axesstel will make an additional principal payment to WNC in the amount, if any, by which 50% of Axesstel’s net income for the prior fiscal year (as reported in its audited financial statements filed with the SEC) exceeds the aggregate amount of principal payments made to WNC under this Note during the prior fiscal year.

For the year 2012, payments against this Note will begin in the calendar month of October 2012, and the March 31, 2013 additional principal payment to WNC will be based on an aggregate payment calculation of $550,000 for the prior fiscal year.

2. Prepayment. This Note may be prepaid in whole or in part, at any time, without penalty or premium.

3. Default. Axesstel will be in default under this Note if: (i) Axssetel fails to make a payment of principal when due hereunder and fails to cure such default within ten (10) business days after receipt of written notice of such nonpayment from WNC; or (ii) Axesstel files a petition in bankruptcy, is adjudicated insolvent, petitions or applies to any tribunal for the appointment of a receiver, custodian, or any trustee for Axesstel or commences any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution of liquidation law or statute of any jurisdiction or any such proceeding has been commenced against Axesstel which remains undismissed for a period of sixty (60) days.

4. Remedies. Upon the occurrence of a default under Section 3 above, WNC may upon written notice to Axesstel, declare the entire principal amount immediately due and payable, and exercise any and all other remedies available to WNC at law or in equity.

5. General. This Note shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of laws principals. This Note constitutes the entire agreement and understanding among the parties hereto and supersedes any and all prior agreements and understandings, oral or written, relating to the subject matter hereof. This Note may only be amended or modified by a written instrument signed by the parties. No waiver by WNC of any right on an occasion shall operate as a waiver on a future occasion. All rights of WNC hereunder shall inure to the benefit of its successors and assigns; and all rights and obligations of Axesstel shall bind its successors or assigns. The provisions of this Note are solely for the benefit of WNC and Axesstel and no other person (except permitted successors and assigns) shall have any rights as a third party beneficiary of any of the provisions hereof.

IN WITNESS WHEREOF, Axesstel has executed this Note as of the date first written above.

AXESSTEL, INC.

By:	/s/ Patrick Gray
Patrick Gray Chief Financial Officer